Filed by Empire State Realty Trust Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letter was mailed to participants in Empire State Building Associates L.L.C. on January 3, 2013:

December 31, 2012

TO PARTICIPANTS IN EMPIRE STATE BUILDING ASSOCIATES L.L.C. (“Associates”):

We enclose the annual statement of operations under the sublease for the year 2011. As we previously advised, the implementation of a program to finance improvements at the property, budgeted in excess of $500 million, is proceeding.

The operating lease provides for the payment of additional rent to Associates equal to 50% of the profit in excess of $1,000,000 earned by Associates’ operating lessee, Empire State Building Company L.L.C. (“Lessee”). The profit for 2011 was $58,560,898, so that Lessee paid additional rent of $28,780,449.

From the additional rent of $28,780,449 for 2011, $10,330,449 was set-aside for i) debt service on the portion of the mortgage attributable to the purchase of the fee position in 2002, ii) costs relating to the proposed consolidation of the Empire State Building and other entities into Empire State Realty Trust, Inc., a newly formed real estate investment trust and the initial public offering of Class A common stock of Empire State Realty Trust, Inc., iii) supervisory fees, iv) accounting fees, and v) general contingencies. The balance of $18,450,000 was available for distribution. In accord with prior agreement, 6% of any additional distribution is paid to Malkin Holdings LLC; therefore, $1,107,000 was paid to Malkin Holdings and the balance of $17,343,000 was distributed to investors on March 8, 2012. Regular monthly distributions to Participants continue at the rate of about 11.8% per annum.

The profit for 2010 was $9,222,741, so that Lessee paid additional rent of $4,111,371. From additional rent of $4,111,371 for 2010, $2,020,000 was set-aside for annual debt service of the previous $60.5 million first mortgage, and the balance was added to Associates’ reserves so that no additional distribution was made for 2010.

Associates has incurred approximately $16,200,000 towards the proposed consolidation and IPO through September 30, 2012. As set forth in the S-4 on file with the SEC, when the proposed consolidation and IPO are concluded, proceeds of the IPO will fund a special distribution to Participants from a reimbursement of all Associates’ advances. There will be no reimbursement if the IPO is not concluded.

As you were previously advised, on July 26, 2011 Associates closed on a new mortgage line, initially up to $235 million and subsequently increased to up to $500 million to fund operations, improvements, and other purposes of Associates, provided by a group of lenders led by HSBC Bank USA with an initial advance of $159 million applied to the existing first and second mortgage loans aggregating $92 million and costs of the refinancing totaling approximately $10 million. So far this year, an additional $60 million was drawn for improvements. Borrowings are interest only at 2.5% per annum above 30-day LIBOR, adjusted monthly, so that the total rate is currently 2.71% per annum. The loan matures on June 30, 2014 and may be extended to June 30, 2016.

Participants in Associates have authorized borrowing of up to 50% of the appraised value of the property subject to the mortgage, and the lenders have agreed to increase the available credit to $500 million (as described above). However, the operating lessee has yet to authorize borrowing above the current debt level. If the consolidation and IPO are not concluded, it is possible that the operating lessee may not approve additional borrowings under the mortgage, in which case the operating lessee may use cash flow for expenditures to improve the building and conclude leases, resulting in immediate and sustained reductions or cessation of overage rent, or may either defer or not make such expenditures. Decisions as to whether to use cash flow or financing are made by the operating lessee from time to time, and no decision has been made by the operating lessee. If the operating lessee exercises its right to use cash flow rather than to use financing, your distributions from overage rent may decrease or cease.

Participants in Empire State Building Associates who purchase tickets to the Observatory are given the courtesy of the front of the Observatory line admission if they make advance arrangements. In order to take advantage of this privilege, Participants must purchase tickets from the Empire State Building website at www.esbnyc.com before a visit, and call Colleen Meagher of Malkin Holdings at (212) 850-2696 to request by mail a “front of the line” card to present with your paid ticket(s) upon arrival at the Observatory. This can only be arranged in advance between the participant and the Malkin Holdings’ office, not on the day of a visit nor at the Empire State Building.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

MALKIN HOLDINGS LLC

By:	Mark Labell
Senior Vice President, Finance

ML/fm

Encs.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the website of the Securities and Exchange Commission at www.sec.gov.

EMPIRE STATE BUILDING COMPANY L.L.C.

STATEMENT OF INCOME AND EXPENSE

Year Ended December 31, 2011
Total Revenue	188,806,583

Operating Expenses:
Basic rent expense	8,439,772
Real estate taxes	30,009,907
Payroll and related costs	38,645,277
Tenants’ and building alterations, repairs and maintenance	13,144,674
Utilities	12,557,405
Supervisory fees	583,368
Professional fees and leasing costs	8,900,932
Insurance	7,422,948
Advertising	4,703,117
Cleaning	2,881,196
Administrative	2,957,089

Total Operating Expenses	130,245,685

Net Operating Profit	$58,560,898

Overage Rent, 50% of Net Operating Profit in Excess of $1,000,000	$28,780,449